August 7, 2008

Mr. Kevin L. Vaughn
Accounting Branch Chief
and
Mr. Eric Atallah
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549-6010

RE:	Vision-Sciences, Inc. Form 10-K for the fiscal year ended March 31, 2008 File No. 0-20970

Dear Messrs. Vaughn and Atallah:

This letter is the response of Vision-Sciences, Inc. (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff’s comment letter dated July 29, 2008 with regard to the above-referenced filing.  We have set forth below each of the staff’s comments with our response thereto immediately following the comment.

Form 10-K for the fiscal year ended March 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 44

(iv) Restructuring Charge, page 48

1.             COMMENT: We note that you incurred restructuring charges of $660,000 related to the consolidation of certain facilities and termination of 24 employees.  Please revise future filings to disclose the expected effects on future earnings and cash flows resulting from your restructuring activities and whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.  In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected discuss that outcome, its reasons and the possible effects on future operating results and liquidity.  Refer to SAB Topic 5(p)(4).

                                RESPONSE:  The Company’s future filings will contain additional disclosure in response to and in accordance with the staff’s comments. Our next filing will be the 10Q of our first fiscal quarter of 2009. It is anticipated that the Company would include in its future filings text substantially to the effect of the following:

The consolidation of these manufacturing facilities will allow for greater efficiencies between our endoscope design and manufacturing division, currently located in Orangeburg and the EndoSheath design and manufacturing division, currently located in Natick. This is strategically necessary as we prepare for accelerated growth with the introduction of new products, as we enter new markets. In addition, the Research and Development groups will be able to work more closely, allowing the Company to bring new products to market faster.

It is not anticipated that the Company will achieve material cost savings, increased expenses or reduced revenues as a result of the consolidation of our facilities and related termination of employees. It is not expected that it will have a material effect on our future cash flows and earnings.

2.             Note 1- Operations and Significant Accounting Policies, page F-6

COMMENT: We note from your disclosures on page 35 that you do not have sufficient historical warranty data for your videoscopes sales. We further note your disclosure on page F-24 that you commenced commercial shipment of your videoscope family of products in April 2008. Please tell us and revise future filings to disclose how this condition affects your revenue recognition for videoscopes.  For reference see paragraphs 24 and 25 of SFAS 5.

                                RESPONSE:  Our videoscope product is technologically superior to our fiberscope product, and was designed, built and tested against substantially higher benchmarks than our current fiberscope product line. Although we have insufficient historical warranty data to estimate the expected warranty claims from our videoscope product line, we expect that these warranty claims will be less than our historical warranty claims for the fiberscope product line. As of March 31, 2008, our warranty reserve was at 2.7% of our medical scopes revenues, reflecting our expected future liability from fiberscopes and videoscopes warranty claims, based on our historical fiberscope warranty claims

We do believe that by using the historical data of our fiberscope product line, and the superior technological nature of our videoscope product, our current warranty reserve is reasonable, and we believe that the fiberscope historical data represents a reasonable basis for the videoscopes’ warranty reserve. We will monitor the warranty data of our videoscope product line on a quarterly basis, and will update our warranty reserve accordingly. The Company’s future filings will contain additional disclosure to this effect in response to and in accordance with the staff’s comments.

Note 6 Segment information, page F-17

3.             COMMENT:  We note that as of October 1, 2007 you began reporting under three reportable segments.  Please revise your future filings to address the following:

•              Describe the nature of any material adjustments in reconciling your segment assets to your consolidated assets.  Refer to paragraph 31(c) and 32 of SFAS 131.

•              Reconcile segment operating loss to your consolidated operating loss.  In this regard we note that you have excluded restructuring charges from your operating loss.  Refer to paragraph 32(b) of SFAS 131.  To the extent restructuring charges relate to your reportable segments, please provide the disclosures indicated in SAB Topic 5(p)(4)(d).

•              To the extent your equity in the earnings of equity method investees is reviewed by your chief operating decision maker in evaluating your segments, please revise future filings to disclose your equity method income by reportable segment. Refer to paragraph 27(g) of SFAS 131.

                                RESPONSE:  The Company’s future filings will contain additional disclosure in response to and in accordance with the staff’s comments.  It is anticipated that the Company will include in future filings text substantially to the effect of the following:

•              Our restructuring charge ($660,000 as of March 31, 2008) related to the consolidation of our Natick, MA facility into our new Orangeburg, NY facility is fully allocated to our medical segment. When adding our total operating income/(loss) in the medical, industrial, and health services segments, plus adjustments, if any, it will reconcile to the operating income/(loss) in our Consolidated Statement of Operations. In addition, our total segments assets, plus adjustment, if any, will reconcile to the total assets in our Consolidated Balance sheets.

•              Our chief operating decision maker does not review our equity in the earnings of equity method investees in evaluating segments.

Exhibit 31.1 and 31.2

4.  COMMENT: We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the introductory language in paragraph 4 and paragraph 4(b) even though the transition period for these omissions has ended.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file an amendment to your Form 10-K that includes the cover page, an explanatory note, the signature page a paragraphs 1, 2, 4 and 5 of the certifications of each of your current CEO and CFO as set forth in Item 601(b)(31) of Regulation S-K.

                                RESPONSE:  An amendment to the Company’s Form 10-K for the fiscal year ended March 31, 2008 containing the explanatory note together with the referenced certifications was filed on August 5, 2008, in the form attached hereto as Exhibit A.

In connection with this response, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws the United States.

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (845) 848-1010 or the Company’s counsel, Marc Press at (201) 525-6271.

Very truly yours,

/s/ Yoav M. Cohen
Yoav M. Cohen
Chief Financial Officer